UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
*
The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock (as defined herein) outstanding as of October 31, 2012, as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “10-Q”) filed with the Securities and Exchange Commission on November 14, 2012.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of October 31, 2012, as disclosed by the Issuer in the 10-Q.

CUSIP No. 469249106

1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,684,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,684,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of October 31, 2012, as disclosed by the Issuer in the 10-Q.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) to amend the Schedule 13D filed on November 26, 2010 (as amended by Amendment No. 1 filed on August 27, 2012 and Amendment No. 2 filed on September 28, 2012, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate funds CapGen Capital Group IV LP used in connection with the purchase of 2,684,144 shares of Common Stock, 5,000 shares of noncumulative nonvoting perpetual preferred stock, Series B, $0.01 par value per share (the “Series B Preferred Stock”) and 22,530 shares of Preferred Stock were $56,687,296.00 (the “Purchase Price”). The Purchase Price was funded with a $2,530,000.00 intercompany loan and the balance with cash provided to CapGen LP by the limited partners of CapGen LP and its general partner, CapGen LLC (which cash was provided to CapGen LLC by its members).  Eugene A. Ludwig funded the purchase of his 830 shares of Preferred Stock with cash.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by replacing the eighth paragraph thereof in its entirety with the following:

On December 13, 2012, CapGen LLC and CapGen LP received regulatory approval from the Fed for the flexibility to increase its ownership to up to 49.9% of the outstanding Common Stock.

On December 31, 2012, the Issuer and CapGen LP, together with the other investors named therein (together with CapGen LP, the “December 2012 Investors”), executed an amended and restated 2012 Stock Purchase Agreement, dated as of December 31, 2012 (the “Restated Stock Purchase Agreement”), whereby, subject to the terms and conditions therein, CapGen LP and the other December 2012 Investors agreed to purchase an aggregate of approximately 50,000 shares of Preferred Stock at a purchase price of $1,000 per share (the “December 2012 Stock Purchase”). Included in the approximately 50,000 shares of Preferred Stock were 22,530 shares of Preferred Stock to be purchased by CapGen LP, 5,000 shares of Preferred Stock to be issued to CapGen LP in the December 2012 Exchange (as defined below), and 830 shares of Preferred Stock to be purchased by Mr. Ludwig.

On December 31, 2012, CapGen LP also executed an amended and restated Exchange Agreement (the “Restated Exchange Agreement”), among the Issuer, CapGen LP and each of the other investors named therein, whereby, subject to the terms and conditions therein, the Issuer agreed, among other things, to exchange (the “December 2012 Exchange”) each issued and outstanding share of Series B Preferred Stock for one share of Preferred Stock simultaneously with the issuance of shares of Preferred Stock in the December 2012 Stock Purchase.

On December 31, 2012, the Issuer and the December 2012 Investors completed the December 2012 Stock Purchase, whereby CapGen LP purchased and the Issuer issued to CapGen LP, 22,530 shares of Preferred Stock, and Mr. Ludwig purchased and the Issuer issued to Mr. Ludwig, 830 shares of Preferred Stock. On December 31, 2012, the Issuer also completed the December 2012 Exchange, whereby the Issuer issued to CapGen LP, 5,000 shares of Preferred Stock upon the exchange of 5,000 shares of Series B Preferred Stock that CapGen LP had previously purchased pursuant to the Subscription Agreement. In addition, on December 31, 2012, Mr. Rose and his spouse Cheryl H. Rose (together and separately through their respective retirement accounts), Mr. Sullivan (through a trust), and Robert Goldstein, a principal of CapGen LLC, together with his spouse Candy K. Goldstein, purchased an aggregate of 4,230 shares of Preferred Stock from the Issuer in the December 2012 Stock Purchase.

Pursuant to the Series A Certificate of Designation filed with the Florida Secretary of State on December 27, 2012 (the “Series A Designations”), if the Issuer receives requisite shareholder approvals, the Preferred Stock will mandatorily convert into Common Stock and a new class of nonvoting common stock, par value $0.01 per share (the “Nonvoting Common Stock”). The Restated Stock Purchase Agreement also requires the Issuer to seek shareholder approval as promptly as reasonably practicable and by not later than 50 days following the closing of the December 2012 Stock Purchase.

The foregoing references to and descriptions of the Stock Purchase Agreement, the 2012 Stock Purchase Agreement, the Subscription Agreement, the Exchange Agreement, the Restated Stock Purchase Agreement, the Restated Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, the full text of the 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 7, the full text of the Subscription Agreement, which is attached hereto as Exhibit 10, the full text of the Exchange Agreement, which is attached hereto as Exhibit 11, the full text of the Restated Stock Purchase Agreement, which is attached hereto as Exhibit 13, and the full text of the Restated Exchange Agreement, which is attached hereto as Exhibit 14, and which are incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following sentence after the last sentence in the first paragraph:

On December 31, 2012, CapGen LP entered into the Restated Stock Purchase Agreement, pursuant to which CapGen LP agreed to acquire and concurrently acquired the Preferred Stock. In connection with the Restated Stock Purchase Agreement, on December 31, 2012, CapGen LP also entered into an amended and restated Registration Rights Agreement with the Issuer (the “Restated Registration Rights Agreement”).

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the following new sections immediately following the section thereof entitled “Exchange Agreement”:

Restated Stock Purchase Agreement

On December 31, 2012, CapGen LP entered into the Restated Stock Purchase Agreement.

The Restated Stock Purchase Agreement includes, among other provisions, the following terms:

Representations and Warranties.  Customary representations and warranties made by the Issuer relating to the Issuer, its business and the terms of the issuance of the Preferred Stock, and customary representations and warranties made by each purchaser, including CapGen LP, regarding, among other things, its qualification to purchase in a private placement.

Transfer Restrictions.  Customary transfer restrictions relating to the purchase of securities in a private placement.

Registration Rights.  The Issuer will have executed a registration rights agreement regarding the registration rights granted to the purchasers. The Restated Registration Rights Agreement was entered into on December 31, 2012 in conjunction with the Restated Stock Purchase Agreement and is described below.

Preemptive Rights.  If the Issuer offers to sell Covered Securities (as defined below) in a public or private offering of Covered Securities solely for cash any time during a period of 24 months commencing on the closing of the December 2012 Stock Purchase, each December 2012 Investor will be afforded the opportunity to acquire from the Issuer, for the same price and on the same terms as such Covered Securities are offered, in the aggregate up to the amount of Covered Securities required to enable such December 2012 Investor to maintain its “Investor Percentage Interest”, which is defined to mean the percentage equal to (A) the aggregate number of shares of Common Stock beneficially owned by the December 2012 Investor as of the date of determination divided by (B) the total number of outstanding shares of Common Stock as of such date. The December 2012 Investors’ preemptive rights will not apply to the sale of 5,000 shares of Series B Preferred Stock to CapGen LP or a public offering, including any rights offering, of up to $10 million that commences within six months of the closing of the December 2012 Stock Purchase.

“Covered Securities” include Common Stock and any rights, options or warrants to purchase or securities convertible into or exercisable or exchangeable for Common Stock, other than securities that are (A) issued by the Issuer pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employees, consultants, officers or directors of the Issuer, (B) issued by the Issuer in connection with a business combination or other merger, acquisition or disposition transaction, partnership, joint venture, strategic alliance or investment by the Issuer or similar non-capital raising transaction, (C) issued as a dividend or in connection with a dividend reinvestment or shareholder purchase plan or (D) any share of Common Stock issued upon conversion of the shares purchased in the December 2012 Stock Purchase or upon or resulting (directly or indirectly) from the December 2012 Exchange.

Agreement to Vote.  CapGen LP will vote its shares of Common Stock in favor of the issuance of Common Stock and Nonvoting Common Stock in the conversion and the amendment to the Issuer’s amended and restated articles of incorporation, as amended, increasing the authorized shares of Common Stock and authorizing the new class of Nonvoting Common Stock, among the other proposals to be considered at the special meeting of the Issuer’s shareholders.

Reimbursement of Expenses.  The Issuer will reimburse CapGen LP for all of its expenses incurred in connection with the transaction, up to $750,000.

Restated Exchange Agreement

The Restated Exchange Agreement contains substantially the same terms as the Exchange Agreement described above in this Item 6.

Series A Certificate of Designation

Pursuant to the Series A Certificate of Designation, the number of shares of Common Stock into which a share of Preferred Stock will be converted will be determined by dividing the liquidation amount of $1,000 per share of Preferred Stock (the “Liquidation Amount”) by the Liquidation Amount per share of Preferred Stock divided by the conversion rate (initially, 2,000 shares of Common Stock per share of Preferred Stock issuable upon a conversion, based on an initial conversion price of $0.50 per share of Common Stock) then in effect. However, if such conversion would result in (A) a December 2012 Investor that is a company (as defined in the Bank Holding Company Act of 1956, as amended, and the Fed's regulations promulgated thereunder (the “BHC Act”)), together with its affiliates, owning or controlling a voting ownership interest of 50.0% or more or (B) a December 2012 Investor, together with its affiliates, owning or controlling a voting ownership interest of 10.0% or more (other than any December 2012 Investor that “controls” the Issuer under the BHC Act), then such December 2012 Investor will receive the minimum number of shares of Nonvoting Common Stock, in lieu of an equal number of shares of Common Stock, such that the December 2012 Investor will not exceed any conversion limits.

Restated Registration Rights Agreement

The Restated Registration Rights Agreement contains substantially the same terms as the Registration Rights Agreement described above in this Item 6, except that the time period within which the Issuer has agreed to file a resale registration statement has been reduced from 60 to 45 days following the conversion of the Preferred Stock to Common Stock.

*   *   *

Item 6 of the 13D Filing is hereby amended and supplemented by replacing the third to last paragraph thereof in its entirety with the following:

The foregoing references to and descriptions of each of the Stock Purchase Agreement, the Registration Rights Agreement, the 2012 Stock Purchase Agreement, the Subscription Agreement, the Exchange Agreement, the Restated Stock Purchase Agreement, the Restated Exchange Agreement, the Series A Certificate of Designation, the Restated Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of (i) the Stock Purchase Agreement, including Amendments Nos. 1 and 2 thereto, which are attached hereto as Exhibits 2, 3 and 4 respectively, (ii) the Registration Rights Agreement, which is attached hereto as Exhibit 5, as amended by Amendment No. 1 thereto, which is included in Exhibit 3, (iii) the 2012 Stock Purchase Agreement, which is attached hereto as Exhibit 7, (iv) the Subscription Agreement, which is attached hereto as Exhibit 10, (v) the Exchange Agreement, which is attached hereto as Exhibit 11, (vi) the Restated Stock Purchase Agreement, which is attached hereto as Exhibit 13, (vii) the Restated Exchange Agreement, which is attached hereto as Exhibit 14, (viii) the Series A Certificate of Designation, which is attached hereto as Exhibit 15 and (ix) the Restated Registration Rights Agreement, which is attached hereto as Exhibit 16, and in each case which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 12	Joint Filing Agreement, dated January 3, 2013, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig
Exhibit 13
Amended and Restated Stock Purchase Agreement, dated December 31, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and each of the other investors named therein (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

Exhibit 14
Amended and Restated Exchange Agreement, dated December 31, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and each of the respective other investors on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

Exhibit 15
Jacksonville Bancorp, Inc. Articles of Amendment to the Amended and Restated Articles of Incorporation Designating Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock, Series A, effective as of December 27, 2012 (incorporated by reference to Exhibit 3.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

Exhibit 16
Amended and Restated Registration Rights Agreement, dated December 31, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the investors listed on the signature page(s) thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 3, 2013

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 12	Joint Filing Agreement, dated January 3, 2013, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig
Exhibit 13
Amended and Restated Stock Purchase Agreement, dated December 31, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and each of the other investors named therein (incorporated by reference to Exhibit 10.1 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

Exhibit 14
Amended and Restated Exchange Agreement, dated December 31, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and each of the respective other investors on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

Exhibit 15
Jacksonville Bancorp, Inc. Articles of Amendment to the Amended and Restated Articles of Incorporation Designating Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock, Series A, effective as of December 27, 2012 (incorporated by reference to Exhibit 3.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)

Exhibit 16
Amended and Restated Registration Rights Agreement, dated December 31, 2012, by and among Jacksonville Bancorp, Inc., CapGen Capital Group IV LP and the investors listed on the signature page(s) thereto (incorporated by reference to Exhibit 10.2 to Jacksonville Bancorp, Inc.’s Current Report on Form 8-K filed with the SEC on January 3, 2013)